Filed Pursuant to Rule 433
Dated May 17, 2011
Registration Statement No. 333-162182

McDONALD’S CORPORATION

USD 400 Million 3.625% Medium-Term Notes Due 2021

Summary of Terms

Issuer:	McDonald’s Corporation
Ratings:	A2 / A / A (Moody’s / Standard & Poor’s / Fitch)*
Trade Date:	May 17, 2011
Settlement Date:	May 20, 2011
Maturity Date:	May 20, 2021
Security Description:	SEC-Registererd Senior Unsecured Fixed Rate Medium-Term Notes
Total Principal Amount:	USD 400,000,000
Coupon:	3.625%
Issue Price:	99.411% of the principal amount
Yield to Maturity:	3.696%
Spread to Benchmark Treasury:	T + 58 basis points
Benchmark Treasury:	3.125% 10-year note due May 15, 2021
Benchmark Treasury Yield:	3.116%
Coupon Payments:	Pays Semi-Annually on the 20th day of May and November, beginning November 20, 2011
Day Count:	30 / 360
Redemption Provision:	Callable at any time at a make-whole price of the greater of (a) 100% of the principal amount, or (b) discounted present value at Treasury Rate plus 10 basis points
Joint Bookrunners:	Citigroup Global Markets Inc. J.P. Morgan Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc. SunTrust Robinson Humphrey, Inc.
CUSIP:	58013MEL4

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer or any agent participating in the offering will arrange to send you the prospectus if you request it by calling McDonald’s Corporation toll-free at 1-800-228-9623; Citigroup Global Markets Inc. toll-free at 1-877-858-5407; J.P. Morgan Securities Inc. collect at 1-212-834-4533; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; RBS Securities Inc. toll-free at 1-866-884-2071; or SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786.

* A credit rating is not a recommendation to buy, sell or hold securities.  It may be subject to revision or withdrawal at any time by the assigning credit rating agency.  Each credit rating is applicable only to the specific security to which it applies.  Investors should make their own evaluation as to whether an investment in the security is appropriate.